Brookfield

Brookfield Renewable Partners L.P.

Q1 2020 INTERIM REPORT

OUR OPERATIONS
We invest in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 19,300 megawatts ("MW") of capacity and annualized long-term average ("LTA") generation of approximately 57,400 gigawatt hours ("GWh"), in addition to a development pipeline of approximately 13,000 MW, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at March 31, 2020:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States	31	140	3,148	13,503	2,523
Canada	18	29	1,098	3,656	1,261
	49	169	4,246	17,159	3,784
Colombia	6	6	2,732	14,485	3,703
Brazil	27	44	946	4,924	—
	82	219	7,924	36,568	7,487
Wind
North America
United States	—	26	2,065	6,926	—
Canada	—	4	483	1,437	—
	—	30	2,548	8,363	—
Europe	—	45	1,062	2,405	—
Brazil	—	19	457	1,950	—
Asia	—	9	660	1,650	—
	—	103	4,727	14,368	—

Solar
Utility(2)	—	95	2,545	5,354	—
Distributed generation	—	4,852	788	1,107	—
	—	4,947	3,333	6,461	—

Storage(3)	2	4	2,698	—	5,220
Other(4)	—	15	590	—	—
	84	5,288	19,272	57,397	12,707

(1)
LTA is calculated based on our portfolio as at March 31, 2020, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)	Includes four solar facilities (52 MW) in South Africa and Asia that have been presented as Assets held for sale.

(3)	Includes pumped storage in North America (600 MW) and Europe (2,088 MW) and battery storage in North America (10 MW).

(4)
Includes four biomass facilities in Brazil (175 MW), one cogeneration plant in Colombia (300 MW), one cogeneration plant in North America (105 MW) and nine fuel cell facilities in North America (10 MW).

The following table presents the annualized long-term average generation of our portfolio as at March 31, 2020 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,794	3,918	2,525	3,266	13,503
Canada	841	1,064	873	878	3,656
	4,635	4,982	3,398	4,144	17,159
Colombia	3,315	3,614	3,502	4,054	14,485
Brazil	1,215	1,228	1,241	1,240	4,924
	9,165	9,824	8,141	9,438	36,568
Wind
North America
United States	1,877	1,851	1,392	1,806	6,926
Canada	400	345	273	419	1,437
	2,277	2,196	1,665	2,225	8,363
Europe	775	533	452	645	2,405
Brazil	371	494	606	479	1,950
Asia	368	439	454	389	1,650
	3,791	3,662	3,177	3,738	14,368
Solar
Utility(2)	995	1,697	1,775	887	5,354
Distributed generation	218	339	334	216	1,107
	1,213	2,036	2,109	1,103	6,461
Total	14,169	15,522	13,427	14,279	57,397

(1)
LTA is calculated on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)	Includes four solar facilities (52 MW) in South Africa and Asia that have been presented as Assets held for sale.

The following table presents the annualized long-term average generation of our portfolio as at March 31, 2020 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,614	2,805	1,819	2,293	9,531
Canada	619	775	624	619	2,637
	3,233	3,580	2,443	2,912	12,168
Colombia	798	870	843	978	3,489
Brazil	988	998	1,009	1,009	4,004
	5,019	5,448	4,295	4,899	19,661
Wind
North America
United States	598	632	465	567	2,262
Canada	346	307	248	365	1,266
	944	939	713	932	3,528
Europe	255	176	151	216	798
Brazil	127	167	210	165	669
Asia	99	118	121	104	442
	1,425	1,400	1,195	1,417	5,437
Solar
Utility(2)	214	362	375	191	1,142
Distributed generation	63	98	97	62	320
	277	460	472	253	1,462
Total	6,721	7,308	5,962	6,569	26,560

(1)
LTA is calculated on a proportionate and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on the calculation and relevance of proportionate information, our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)	Includes four solar facilities (52 MW) in South Africa and Asia that have been presented as Assets held for sale.
Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Interim Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission ("SEC") and with securities regulators in Canada - see "PART 9 - Cautionary Statements". We make use of non-IFRS measures in this Interim Report - see "PART 9 - Cautionary Statements''. This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR's website at www.sedar.com.

.Letter to Unitholders .

Over the last two decades, Brookfield Renewable has become one of the premier, global, renewable energy companies. We have close to $50 billion of renewable assets, a $16 billion market capitalization (including our recently announced merger with TerraForm Power) and a 20-year track record of stable and growing dividends delivering a 17% compounded annual return to unitholders.
As a special advantage in this “greening world”, our business avoids over 28 million tonnes of CO2 annually and this number continues to grow each year. As the world transitions to renewable energy and looks to reduce CO2 consumption, we believe we are one of the entities of scale, with the track record and global capabilities to deliver investors a resilient, stable distribution plus meaningful growth through all market cycles. As always, our objective remains the same - deliver 12-15% total returns, on a per-unit basis, over the long-term.
We are currently in the midst of an unprecedented global health and financial crisis. In spite of the significant market volatility and a potentially deep recession, our operations remain resilient, our earnings are expected to be stable, and our financial position, which allows us to pursue growth, is in excellent shape.
First, as it relates to our operations, we are fortunate to benefit from a depth of technical and commercial expertise within the business from our approximately 3,000 colleagues around the world who manage our facilities at the highest standards, every day. Their expertise, dedication and hard work have been critical to our success for many years, but it is times like this, where their speed of decision-making, prudent risk management and ability to be flexible in light of unique working conditions, is both deeply evident and tremendously valuable.
Our business produces and delivers clean, renewable energy to over 600 customers around the world under long-term power purchase agreements. Over the years, we have focused on ensuring those agreements were both long-term and backed by creditworthy counterparties. Accordingly, the revenue profile of our business is very stable and diversified. More importantly, we believe the demand for renewable energy will continue to grow, perhaps at an even faster pace, as countries look to protect themselves from exogenous risks such as we are experiencing today.
From a financial perspective, we continue to capitalize the business utilizing a strong investment grade balance sheet and long duration non-recourse debt, while maintaining high levels of liquidity (over $3 billion currently) as a cushion against unexpected events. This ensures that we maintain a low risk financial profile. Accordingly, in the last two months, we raised over $1 billion of attractive asset level and corporate green financings. This includes $560 million of ten-year asset level financing at one of our hydro facilities in the United States with an all-in coupon of 4% and an additional approximately C$350 million of ten-year corporate bonds in Canada, at approximately 3.5%. We have operated the business this way for many years, always prioritizing financial strength and flexibility. We recognize that this can often get overlooked as part of investors' risk-reward equation, in particular during expansionary periods; however, we believe it is critical to our long-term success, and over time, contributes meaningfully to the compounding of our cash flows and the total returns delivered by our units.
In spite of the significant market turmoil, we continue to focus on building the business for the future. We recently agreed to merge our subsidiary, Terraform Power ("TERP"), into Brookfield Renewable, on an all stock basis1. The merger will simplify our structure, diversify our holdings, and strengthen our business in North America and Europe. It will increase our public float of shares by approximately $1.5 billion and will facilitate the issuance of Brookfield Renewable Corporation ("BEPC") shares, which should help current shareholders who may prefer to hold a C-Corp share and potentially attract new shareholders. In addition, we have continued to advance our healthy M&A and development pipeline, which remains on track to deliver investment opportunities of $700-800 million of net equity in 2020, in-line with our targets.

1The transaction is subject to customary closing conditions, including the non-waivable approval of TERP shareholders representing a majority of the outstanding shares of TERP Class A common stock not owned by Brookfield Renewable and its affiliates.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

Results from Operations
During the first quarter, we generated FFO of $217 million, or $0.70 per unit, reflecting solid performance, as our operations benefited from strong underlying asset availability and resource, and growth and efficiency initiatives. On a normalized basis, our results are up 5% over last year.
Our business continues to benefit from our growing and diverse generation portfolio, limited off-taker concentration risk, and a strong contract profile. During the quarter, overall generation was slightly ahead of long-term average as we continue to benefit from the diversity of our fleet. Our focus over the last decade has been to diversify the business which, over the long-term, mitigates exposure to water, wind and sun, regional or market disruptions, and potential credit events.
For example, with over 600 counterparties, we have a diversified high-quality customer base comprised primarily of public power authorities and utilities that is insulated from single counterparty risk. Our single largest non-government third-party customer represents 2% of generation, providing strong downside protection and safeguarding our cash flows. Furthermore, our cash flows are long duration, with a weighted-average remaining contract length of 14 years. The portfolio is largely contracted, with 95% of total generation contracted in 2020, meaning our business does not have meaningful exposure to short-term price declines from slowing economic activity or lower power demand.
During the quarter, our hydroelectric segment delivered FFO of $222 million. Our storage segment performed particularly well, generating $6 million of FFO in the quarter. Our focus in Latin America continues to be extending the average duration of our power purchase agreements where power price volatility provides opportunities to enhance and stabilize future revenues. In this regard, we signed 17 contracts in the quarter with high-quality, creditworthy counterparties for a total of 312 gigawatt-hours per year. As a result, today our contract profile stands at 9 years and 3 years in Brazil and Colombia, respectively.
In North America, where power prices remain low, we are focused on securing shorter term contracts at our hydroelectric facilities to ensure we retain upside optionality for when we believe prices will improve. Across our hydroelectric fleet in North America, starting next year, we have three contracts rolling off for assets that primarily deliver power to markets in the U.S. northeast. Fortunately, these contracts, on a net basis, deliver power at prices in the range of the current market. Therefore, on renewal, we expect minimal impact to our overall revenue. Beyond these contracts, we do not have any material PPA maturities in North America until 2029.
Our wind and solar segments generated a combined $62 million of FFO, as we continue to generate stable revenues from these assets and benefit from the diversification of our fleet and highly contracted cash flows with long duration power purchase agreements. We also continue to execute on opportunistic O&M outsourcing agreements aimed at de-risking our portfolios and, where appropriate, delivering cost savings. We are in the process of implementing four such agreements across our portfolio, all of which provide attractive availability guarantees and a more comprehensive scope than what is currently in place.
Balance Sheet and Liquidity
Our liquidity position remains robust, with over $3 billion of total available liquidity. During the quarter, we bolstered our liquidity position, by executing on key financing and capital raising initiatives, all while maintaining a low-risk balance sheet.
Our balance sheet has a BBB+ investment grade rating, no material maturities over the next five years, an average overall debt duration of 10 years, and 80% of our financings are non-recourse to BEP. So far this year, we have executed $1.4 billion of financings across the business, and we continued to advance our green financing initiatives. We further diversified our sources of capital by issuing our inaugural green perpetual preferred units for $200 million at 5.25% in the U.S. market, in addition to the approximately C$350 million of ten-year corporate green bonds issued in early April. In aggregate, we will have completed $2.8 billion in green financing initiatives over the last two years.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

We also continued to execute our capital recycling strategy of selling mature, de-risked or non-core assets to lower cost of capital buyers and redeploying the proceeds into higher yielding opportunities. During the quarter, we completed the sale of our solar assets in Thailand that we had acquired through our investment in TerraForm Global, for proceeds of $94 million ( $29 million net to BEP), allowing us to realize an over 30% return on our original invested capital.
We also have limited exposure to foreign exchange volatility as we employ a disciplined hedging strategy where we hedge developed market exposure and opportunistically hedge our emerging market exposure, where cost effective. As a result, 25% of our FFO in 2020 is exposed to foreign currency volatility, meaning an overall 10% move in the currencies of markets we operate in (developed or emerging) would have an overall 2.5% impact to our FFO. Indeed, during the quarter, while we saw a dramatic strengthening of the U.S. dollar versus all the foreign currencies in which we operate, the impact on our business was $9 million of FFO or less than 4%.
Outlook
We have seen heightened market volatility and unprecedented disruption around the world, but the strategic and operating decisions we have made across our business over the last number of years ensures that we are well positioned to withstand short-term economic impacts, while continuing to allocate capital and build the business for the future.
In light of all of this, we believe Brookfield Renewable represents one of the most compelling opportunities for investors to participate in the substantial, multi-decade effort to decarbonize global electricity grids and move to cleaner, renewable sources of energy.
As always, we remain focused on delivering on our long-term total return targets. Thank you for your continued support and stay safe.

Sincerely,

Sachin Shah
Chief Executive Officer
May 6, 2020

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. ("Brookfield Renewable") is a globally diversified, multi-technology, owner and operator of renewable power assets.
Our business model is to utilize our global reach to acquire and develop high quality renewable power assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.
One of the largest, public pure play renewable businesses globally. Brookfield Renewable has a proven track record as a publicly-traded operator and investor in the renewable power sector for over 20 years. Today we have a large, multi-technology and globally diversified portfolio of pure-play renewable assets that are supported by approximately 3,000 experienced operators. Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements. Our portfolio consists of approximately 19,300 MW of installed capacity largely across four continents, a development pipeline of approximately 13,000 MW, and annualized long-term average generation on a proportionate basis of approximately 26,600 GWh.
The following charts illustrate annualized long-term average generation on a proportionate basis:
Helping to accelerate the decarbonization of the electricity girds. As the world transitions to renewable energy and looks to reduce CO2 consumption, we believe we are one of the entities of scale, with the track record and global capabilities to deliver investors a resilient, stable distribution plus meaningful growth through all market cycles.  Our carbon footprint is one of the lowest in the sector, and our annual generation of 57 terawatt-hours avoids approximately 28 million metric tons of carbon dioxide emissions annually.  As one of the largest issuers of green bonds globally, we offer debt investors the ability to invest in our renewable power portfolio or in assets directly. Finally, we offer customers the ability to procure renewable generation across multiple technologies, and in 2020, we have nearly 18,000 gigawatt-hours contracted with commercial and industrial customers, power authorities and utilities alike across all our core regions.
Stable, diversified and high-quality cash flows with attractive long-term value for LP Unitholders. We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 95% of our 2020 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield. Our power purchase agreements have a weighted-average remaining duration of 14 years, on a proportionate basis, providing long-term cash flow visibility.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 95% of our debt is either investment grade rated or sized to investment grade. Our corporate debt to total capitalization is 18%, and approximately 80% of our

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

proportionate borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings each have weighted-average terms of approximately ten years, with no material maturities over the next five years. Approximately 90% of our financings are fixed rate, and only 5% of our debt in North America and Europe is exposed to changes in interest rates. Our available liquidity as at March 31, 2020 is approximately $3 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities, assuming the proceeds from the C$350 million ($248 million) medium term note issuances completed on April 3, 2020 were used to repay a portion of the credit facility.
Best-in class operating expertise. Brookfield Renewable has approximately 3,000 operating employees and over 140 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our expertise in operating and managing power generation facilities spans over 100 years and includes full operating, development and power marketing capabilities.
Well positioned for cash flow growth. We are focused on driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our approximately 13,000 MW proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business seeks upside through engagement in mergers and acquisitions on an opportunistic basis. We employ a contrarian strategy, and our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. In the last five years, we have deployed close to $2.5 billion in equity as we have invested in, acquired, or commissioned approximately 12,700 MW across hydroelectric, wind, solar and storage facilities. Our ability to develop and acquire assets is strengthened by our established operating and project development teams across the globe, strategic relationship with Brookfield, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships.
Attractive distribution profile. We pursue a strategy which we expect will provide for highly stable, predictable cash flows ensuring a sustainable distribution yield. We target a long-term distribution growth rate in the range of 5% to 9% annually.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

Management’s Discussion and Analysis
For the three months ended March 31, 2020
This Management’s Discussion and Analysis for the three months ended March 31, 2020 is provided as of May 6, 2020. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, redeemable/exchangeable partnership units held by Brookfield (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”). a holding subsidiary of Brookfield Renewable, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Q1 2020 Highlights	11	Part 5 – Liquidity and Capital Resources	26
		Capitalization and available liquidity	26
Part 2 – Financial Performance Review on Consolidated Information	13	Borrowings	27
		Consolidated statements of cash flows	28
		Shares and units outstanding	30
Part 3 – Additional Consolidated Financial Information	14	Dividends and distributions	30
Summary consolidated statements of financial position	14	Contractual obligations	30
Related party transactions	15	Off-statement of financial position arrangements	31
Equity	16
		Part 6 – Selected Quarterly Information	32
Part 4 – Financial Performance Review on Proportionate Information	17	Summary of historical quarterly results	32

Proportionate results for the three months ended March 31	18	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	33
Reconciliation of non-IFRS measures	22
Contract profile	25	Part 8 – Presentation to Stakeholders and Performance Measurement	35

		Part 9 – Cautionary Statements	39

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

PART 1 – Q1 2020 HIGHLIGHTS

THREE MONTHS ENDED MARCH 31 (MILLIONS, EXCEPT AS NOTED)	2020	2019
Operational information
Capacity (MW)	19,272	17,438
Total generation (GWh)
Long-term average generation	14,151	13,493
Actual generation	14,264	14,125

Proportionate generation (GWh)
Long-term average generation	6,717	6,698
Actual generation	7,164	7,246
Average revenue ($ per MWh)	76	76

Selected financial information(1)
Net income attributable to Unitholders	$18	$43
Basic income per LP Unit	0.06	0.14
Consolidated Adjusted EBITDA(2)	618	652
Proportionate Adjusted EBITDA(2)	391	395
Funds From Operations(2)	217	227
Funds From Operations per Unit(1)(2)	0.70	0.73
Distribution per LP Unit	0.54	0.52

(1)	For the three months ended March 31, 2020, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.3 million (2019: 311.1 million).

(2)
Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.

(MILLIONS, EXCEPT AS NOTED)	March 31, 2020	December 31, 2019
Liquidity and Capital Resources
Available liquidity(1)	$3,009	$2,695
Debt to capitalization – Corporate(1)	18%	16%
Debt to capitalization – Consolidated(1)	34%	32%
Borrowings non-recourse to Brookfield Renewable on a proportionate basis(1)	78%	77%
Floating rate debt exposure on a proportionate basis(1)(2)	5%	5%
Medium term notes(1)
Average debt term to maturity	10 years	10 years
Average interest rate	4.1%	4.1%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	10 years	10 years
Average interest rate	5.1%	5.1%

(1)
Available liquidity and medium term notes are adjusted to reflect the issuance of C$175 million of Series 11 ($124 million) and C$175 million of Series 12 ($124 million) medium term notes on April 3, 2020.

(2)
Excludes 5% (2019: 7%) floating rate debt exposure of certain foreign regions outside of North America and Europe due to the high cost of hedging associated with those regions, adjusted for the medium term notes issuance on April 3, 2020.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

Operations
We delivered Funds From Operations of $217 million or $0.70 on a per unit basis driven by:

•	Strong operational performance and above average resource

•	Higher realized prices as we benefited from our commercial and re-contracting initiatives;

•	Higher margins due to cost-reduction initiatives; and

•	Unfavorable foreign exchange movement due to the strengthening of the U.S. dollar
After deducting non-cash depreciation, net income attributable to Unitholders for the three months ended March 31, 2020 was $18 million or $0.06 per LP Unit, compared to $43 million or $0.14 per LP Unit in the prior year.
Continued to focus on extending our contract profile as we completed the following:

•	In Colombia, we contracted 157 GWh/year, including individual contracts with up to ten years in duration

•	In Brazil, we entered into eight new contracts to deliver 155 GWh/year, including individual contracts with up to three years in duration
Liquidity and Capital Resources
Further enhanced financial flexibility:

•	Liquidity position remains robust, with over $3 billion of total available liquidity, no material maturities over the next five years and a strong investment grade balance sheet (BBB+)

•
Bolstered our liquidity and sourced diverse funding levers, by executing on $1.4 billion of investment grade financings and $94 million ($29 million net to Brookfield Renewable) of capital recycling initiatives:

◦	Secured over $920 million from non-recourse financings during the quarter

◦
Issued our inaugural green perpetual preferred units for $200 million at 5.25% in the U.S. market and subsequent to quarter end, completed the issuance of approximately C$350 million of ten-year corporate green bonds at approximately 3.5%

◦	Completed the sale of our solar assets in Thailand for total proceeds of $94 million ($29 million net to Brookfield Renewable)
Growth and Development
We recently agreed to merge our subsidiary, Terraform Power, into Brookfield Renewable, on an all stock basis. The merger will simplify our structure, diversify our holdings, and strengthen our business in North America and Europe. It will increase our public float of shares by approximately $1.5 billion and will facilitate the issuance of Brookfield Renewable Corporation shares which should help current shareholders who may prefer to hold a C-Corp share and potentially attract new shareholders. The transaction is subject to customary closing conditions, including the non-waivable approval of TERP shareholders representing a majority of the outstanding shares of TERP Class A common stock not owned by Brookfield Renewable and its affiliates.
Completed the commissioning of 184 MW of development projects (8 MW wind project in Europe, 170 MW solar projects in North America, and 6 MW distributed generation solar capacity in China).
Continued to progress our development pipeline:

•
Continued to advance the construction of 831 MW of hydroelectric, wind, pumped storage and rooftop solar development projects. These projects are expected to be commissioned between 2020 and 2022 and to generate annualized Funds From Operations net to Brookfield Renewable of $21 million.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Revenues	$792	$825
Direct operating costs	(261)	(254)
Management service costs	(31)	(21)
Interest expense	(162)	(173)
Share of (loss) earnings from equity-accounted investments	(16)	32
Foreign exchange and unrealized financial instrument gain (loss)	20	(18)
Depreciation	(206)	(200)
Income tax expense	(18)	(44)
Net income attributable to Unitholders	$18	$43
	Average FX rates to USD
C$	1.34	1.33
	€0.91	0.88
R$	4.46	3.77
	£0.78	0.77
COP	3,533	3,137
Variance Analysis For The Three Months Ended March 31, 2020
Revenues totaling $792 million represents a decrease of $33 million over the prior year. On a same store, constant currency basis, revenues increased $20 million, primarily due to higher average realized revenue per MWh which benefited from inflation indexation, re-contracting initiatives and favorable generation mix. Recently acquired and commissioned facilities contributed 247 GWh and $17 million to revenues which was more than offset by recently completed asset sales that reduced revenues by 211 GWh and $29 million to revenues.
The strengthening of the U.S. dollar relative to the prior period, primarily against the Brazilian reais and Colombian peso, reduced revenues by approximately $41 million, which was partially offset by a $30 million favorable foreign exchange impact on our operating, interest and depreciation expense for the quarter.
Direct operating costs totaling $261 million represents an increase of $7 million over the prior year due to cost-saving initiatives across our business and the impact of foreign exchange movements noted above being more than offset by higher power purchases in Colombia, which are passed through to our customers, and additional costs due to growth from our recently acquired and commissioned facilities.
Management service costs totaling $31 million represents an increase of $10 million over the prior year due to the growth of our business.
Interest expense totaling $162 million represents a decrease of $11 million over the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing and the foreign exchange movements noted above.
Share of loss from equity-accounted investments totaling $16 million compared to earnings from equity-accounted investments totaling $32 million in the prior year represents a decrease of $48 million driven by higher non-cash depreciation expense and deferred tax expenses, as the prior year benefited from a deferred tax recovery relating to the recognition of operating loss carryforwards.
Income tax expense of $18 million represents a decrease of $26 million due primarily to a decrease in net income before income taxes due to the above noted items.
Net income attributable to Unitholders totaling $18 million represents a decrease of $25 million over the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	March 31, 2020	December 31, 2019
Assets held for sale	$190	$352
Current assets	1,564	1,474
Equity-accounted investments	1,791	1,889
Property, plant and equipment	27,873	30,714
Total assets	32,663	35,691
Liabilities directly associated with assets held for sale	95	137
Corporate borrowings	2,002	2,100
Non-recourse borrowings	8,269	8,904
Deferred income tax liabilities	4,095	4,537
Total liabilities and equity	32,663	35,691
	FX rates to USD
C$	1.41	1.30
	€0.91	0.89
R$	5.20	4.03
	£0.81	0.75
COP	4,065	3,277
Our balance sheet remains strong and reflects the stable nature of the business and our continued growth.
Assets held for sale
Assets held for sale totaled $190 million as at March 31, 2020 compared to $352 million as at December 31, 2019. The $162 million decrease was primarily attributable to the completed sale of our solar portfolio in Thailand during the period. The remaining assets held for sale at March 31, 2020 correspond to a 33 MW solar project in South Africa and 19 MW of solar projects in Malaysia.
Property, plant and equipment
Property, plant and equipment totaled $27.9 billion as at March 31, 2020 compared to $30.7 billion as at December 31, 2019. The $2.8 billion decrease was primarily attributable to the impact of foreign exchange due to the strengthening of the U.S. dollar, which decreased property, plant and equipment by $2.7 billion and depreciation expense associated with property, plant and equipment of $206 million. The decrease was partially offset by the acquisition of 47 MW of operating solar capacity in India, 278 MW of development solar assets in Brazil and our continued investments in the development of our other power generating assets and sustaining capital expenditures, which increased property, plant and equipment by $97 million in aggregate.
Corporate borrowings
Corporate borrowings totaled $2.0 billion as at March 31, 2020 compared to $2.1 billion as at December 31, 2019. The decrease is primarily attributable to the foreign exchange impact of the strengthening United States dollar against the Canadian dollar.
Subsequent to quarter-end, we completed the issuance of C$350 million ($248 million) of ten-year corporate green bonds at approximately 3.5%.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable sells electricity to Brookfield through long-term power purchase agreements, or provides fixed price guarantees to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets.
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as a managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Fund IV, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities. As a result, Brookfield Renewable controls and consolidates such investments.
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith. Brookfield Renewable, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2020 and the interest rate applicable on the draws is LIBOR plus up to 1.8%. During the current period there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were no funds placed on deposit with Brookfield Renewable in the first quarter of 2020 (2019: $600 million, of which $245 million was repaid during the period). There was no interest expense on the Brookfield Asset Management revolving credit facility or deposit for the three months ended March 31, 2020 (2019: $3 million).
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three months ended March 31, 2020:

(MILLIONS)	2020	2019
Revenues
Power purchase and revenue agreements	$96	$159
Wind levelization agreement	—	1
	$96	$160
Direct operating costs
Energy purchases	$—	$(3)
Energy marketing fee	—	(6)
Insurance services(1)	(6)	(7)
	$(6)	$(16)
Interest expense
Borrowings	$—	$(3)
Contract balance accretion	(4)	(2)
	$(4)	$(5)
Management service costs	$(31)	$(21)

(1)
Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three months ended March 31, 2020 were less than $1 million (2019: less than $1 million)..

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $16 million were declared during the three months ended March 31, 2020 (2019: $13 million).
Preferred limited partners' equity
During the first quarter of 2020, Brookfield Renewable issued 8,000,000 Class A Preferred Limited Partnership Units, Series 17 (the “Series 17 Preferred Units”) at a price of $25 per unit for gross proceeds of $200 million. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.
The preferred limited partners’ equity units do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2020, none of the preferred limited partners’ equity units have been redeemed by Brookfield Renewable.
In July 2019, Brookfield Renewable commenced a normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Repurchases were authorized to commence on July 9, 2019 and will terminate on July 8, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date.
Limited partners' equity
Brookfield Asset Management owns, directly and indirectly 185,727,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 40% is held by public investors.
During the three months ended March 31, 2020, Brookfield Renewable issued 39,178 LP Units (2019: 50,499 LP Units) under the distribution reinvestment plan at a total cost of $1 million (2019: $2 million).
In December 2019, Brookfield Renewable commenced a normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 11, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three months ended March 31, 2020 and 2019.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED MARCH 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric
North America	3,722	3,849	3,233	3,300	$265	$262	$198	$195	$156	$152	$76	$67
Brazil	1,227	1,090	988	980	61	65	47	49	41	40	25	17
Colombia	709	765	798	798	60	62	36	38	25	26	23	20
	5,658	5,704	5,019	5,078	386	389	281	282	222	218	124	104
Wind
North America	831	850	944	960	60	63	48	48	29	29	(12)	4
Europe	221	274	253	308	22	28	13	20	11	17	(11)	11
Brazil	68	106	126	119	4	7	3	5	1	2	(3)	(3)
Asia	90	39	100	38	6	2	5	1	3	1	2	(1)
	1,210	1,269	1,423	1,425	92	100	69	74	44	49	(24)	11
Solar	240	199	275	195	49	38	36	32	18	18	(10)	9
Storage & Other	56	74	—	—	18	24	8	11	6	7	1	—
Corporate	—	—	—	—	—	—	(3)	(4)	(73)	(65)	(73)	(81)
Total	7,164	7,246	6,717	6,698	$545	$551	$391	$395	$217	$227	$18	$43

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – LTA	5,019	5,078
Generation (GWh) – actual	5,658	5,704
Revenue	$386	$389
Other income	7	2
Direct operating costs	(112)	(109)
Adjusted EBITDA	281	282
Interest expense	(50)	(55)
Current income taxes	(9)	(9)
Funds From Operations	$222	$218
Depreciation	(84)	(82)
Deferred taxes and other	(14)	(32)
Net income	$124	$104
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended March 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
North America
United States	3,064	3,080	$70	$67	$158	$149	$129	$118	$68	$52
Canada	658	769	75	75	40	46	27	34	8	15
	3,722	3,849	71	68	198	195	156	152	76	67
Brazil	1,227	1,090	50	59	47	49	41	40	25	17
Colombia	709	765	84	81	36	38	25	26	23	20
Total	5,658	5,704	$68	$68	$281	$282	$222	$218	$124	$104
North America
Funds From Operations at our North American business were $156 million versus $152 million in the prior year as we benefited from strong generation, both periods were above long-term average (15% and 17%, respectively), and strong average realized revenue per MWh, which benefited from inflation indexation and generation mix. Funds from Operations and generation were also impacted by the partial sale of a 25% interest in certain of our Canadian assets ($3 million and 64 GWh).
Net income attributable to Unitholders increased $9 million over the prior year primarily due to the above noted increase to Funds From Operations.
Brazil
Funds From Operations at our Brazilian business were $41 million versus $40 million in the prior year. On a local currency basis, Funds From Operations increased by 21% due to stronger generation. Average realized prices were in line with prior year as higher contracted pricing as a result of inflation indexation and re-contracting initiatives was offset by the impact of lower spot prices realized on volumes generated that were above long-term average levels. The increase was partially offset by the weakening of the Brazilian reais versus the U.S. dollar
Net income attributable to Unitholders increased $8 million over the prior year driven by the above noted increase in Funds From Operations and lower depreciation expense due to the weakening of the Brazilian reais versus the U.S. dollar.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

Colombia
Funds From Operations at our Colombian business were $25 million versus $26 million in the prior year. On a local currency basis, Funds From Operations increased 8% due to our cost-reduction initiatives and a 17% increase in average revenue per MWh as a result of inflation indexation, re-contracting initiatives and favorable market prices realized on our uncontracted volumes, which were impacted by low system-wide hydrology (69% of long-term average). The increase was partially offset by the weakening of the Colombian peso versus the U.S. dollar.
Net income attributable to Unitholders increased by $3 million over the prior year as the above noted decrease in Funds From Operations was more than offset by unrealized foreign exchange hedging gains.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – LTA	1,423	1,425
Generation (GWh) – actual	1,210	1,269
Revenue	$92	$100
Other income	2	2
Direct operating costs	(25)	(28)
Adjusted EBITDA	69	74
Interest expense	(24)	(24)
Current income taxes	(1)	(1)
Funds From Operations	44	49
Depreciation	(60)	(55)
Deferred taxes and other	(8)	17
Net (loss) income	$(24)	$11
The following table presents our proportionate results by geography for wind operations for the three months ended March 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
North America
United States	492	522	$60	$63	$22	$22	$10	$9	$(13)	$2
Canada	339	328	89	91	26	26	19	20	1	2
	831	850	72	74	48	48	29	29	(12)	4
Europe	221	274	100	104	13	20	11	17	(11)	11
Brazil	68	106	64	69	3	5	1	2	(3)	(3)
Asia	90	39	68	51	5	1	3	1	2	(1)
Total	1,210	1,269	$76	$80	$69	$74	$44	$49	$(24)	$11
North America
Funds From Operations at our North American business were $29 million, consistent with prior year, as the benefits from cost-reduction initiatives were offset by the impact of lower same store generation relative to prior year and lower average revenue per MWh due to generation mix.
Net loss attributable to Unitholders was $12 million versus net income of $4 million in the prior year primarily due to a deferred tax recovery that benefited the prior year relating to the recognition of operating loss carryforwards.
.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

Europe
Funds From Operations at our European business were $11 million versus $17 million in the prior year due to the sale of our Northern Ireland and Portuguese assets ($4 million and 53 GWh). On a same store basis, Funds From Operations decreased by $2 million due to a commercial initiative that benefited the prior year and the timing of maintenance activities.
Net loss attributable to Unitholders was $11 million versus net income $11 million in the prior year primarily due to the above noted decrease in Funds From Operations and higher unrealized losses on interest rate hedges.
Brazil
Funds From Operations at our Brazilian business were $1 million versus $2 million in the prior year as a result of lower generation and the weakening of the Brazilian reais versus the U.S. dollar.
Net loss attributable to Unitholders of $3 million was consistent with the prior year.
Asia
Funds From Operations at our Asian business were $3 million versus $1 million in the prior year, due to the contribution from growth following the acquisition of a 210 MW wind facility in India and a 200 MW wind portfolio in China ($2 million of Funds From Operations and 56 GWh of generation). On a same store basis, our assets continue to perform in line with plan and consistent with prior year.
Net income attributable to Unitholders was $2 million versus net loss of $1 million in the prior year due to the above noted increase in Funds From Operations.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – LTA	275	195
Generation (GWh) – actual	240	199
Revenue	$49	$38
Other income	1	1
Direct operating costs	(14)	(7)
Adjusted EBITDA	36	32
Interest expense	(17)	(14)
Current income taxes	(1)	—
Funds From Operations	$18	$18
Depreciation	(22)	(13)
Deferred taxes and other	(6)	4
Net (loss) income	$(10)	$9
Funds From Operations at our solar business were $18 million, consistent with the prior year as the contribution from the acquisition of X-Elio and TerraForm Power's expansion of its distributed generation business ($2 million and 82 GWh) were offset by the sale of our non-core solar assets.
Net loss attributable to Unitholders at our solar business was $10 million versus net income of $9 million in the prior year due to higher depreciation expenses as a result of the growth in our portfolio and a deferred tax recovery that benefited the prior year relating to the recognition of operating loss carryforwards.
.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

STORAGE & OTHER OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for storage and other operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – actual	56	74
Revenue	$18	$24
Direct operating costs	(10)	(13)
Adjusted EBITDA	8	11
Interest expense	(2)	(4)
Other	—	—
Funds From Operations	$6	$7
Depreciation	(5)	(6)
Deferred taxes and other	—	(1)
Net income	$1	$—
Funds From Operations and net income attributable to unitholders at our storage & other businesses of $6 million and $1 million, respectively, was in-line with prior year.
CORPORATE
The following table presents our results for corporate for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Other income	$2	$2
Direct operating costs	(5)	(6)
Adjusted EBITDA	(3)	(4)
Management service costs	(31)	(21)
Interest expense	(20)	(24)
Distributions on Preferred LP Units and Shares	(19)	(16)
Funds From Operations	$(73)	$(65)
Deferred taxes and other	—	(16)
Net loss	$(73)	$(81)
Management service costs totaling $31 million increased $10 million compared to the prior year due to the growth of our business.
Distributions attributable to Preferred LP Units and Shares increased $3 million compared to the prior year primarily due to the $200 million Series 17 Preferred LP Units, completed in the first quarter of 2020.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) attributable to Unitholders for the three months ended March 31, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	265	61	60	60	22	4	6	49	18	—	545	(95)	342	792
Other income	2	3	2	2	—	—	—	1	—	2	12	(2)	—	10
Direct operating costs	(69)	(17)	(26)	(14)	(9)	(1)	(1)	(14)	(10)	(5)	(166)	28	(123)	(261)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	69	8	77
Adjusted EBITDA	198	47	36	48	13	3	5	36	8	(3)	391	—	227
Management service costs	—	—	—	—	—	—	—	—	—	(31)	(31)	—	—	(31)
Interest expense	(39)	(4)	(7)	(19)	(2)	(1)	(2)	(17)	(2)	(20)	(113)	27	(76)	(162)
Current income taxes	(3)	(2)	(4)	—	—	(1)	—	(1)	—	—	(11)	4	(12)	(19)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(31)	(3)	(34)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(136)	(136)
Funds From Operations	156	41	25	29	11	1	3	18	6	(73)	217	—	—
Depreciation	(58)	(20)	(6)	(42)	(12)	(4)	(2)	(22)	(5)	(1)	(172)	48	(82)	(206)
Foreign exchange and unrealized financial instruments gain (loss)	18	7	5	(2)	(11)	—	(1)	(5)	1	(13)	(1)	12	9	20
Deferred income tax recovery (expense)	(20)	1	(1)	(2)	1	—	—	(1)	—	16	(6)	5	2	1
Other	(20)	(4)	—	5	—	—	2	—	(1)	(2)	(20)	(6)	18	(8)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(59)	—	(59)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	53	53
Net income (loss) attributable to Unitholders(2)	76	25	23	(12)	(11)	(3)	2	(10)	1	(73)	18	—	—	18

(1)
Share of loss from equity-accounted investments of $16 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $83 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months attributable to Unitholders ended March 31, 2019:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	262	65	62	63	28	7	2	38	24	—	551	(91)	365	825
Other income	1	1	—	2	—	—	—	1	—	2	7	(4)	5	8
Direct operating costs	(68)	(17)	(24)	(17)	(8)	(2)	(1)	(7)	(13)	(6)	(163)	29	(120)	(254)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	66	7	73
Adjusted EBITDA	195	49	38	48	20	5	1	32	11	(4)	395	—	257
Management service costs	—	—	—	—	—	—	—	—	—	(21)	(21)	—	—	(21)
Interest expense	(41)	(6)	(8)	(19)	(3)	(2)	—	(14)	(4)	(24)	(121)	24	(76)	(173)
Current income taxes	(2)	(3)	(4)	—	—	(1)	—	—	—	—	(10)	1	(15)	(24)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(25)	(4)	(29)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(162)	(162)
Funds From Operations	152	40	26	29	17	2	1	18	7	(65)	227	—	—
Depreciation	(55)	(22)	(5)	(40)	(10)	(4)	(1)	(13)	(6)	(1)	(157)	33	(76)	(200)
Foreign exchange and unrealized financial instruments gain (loss)	2	(1)	—	—	(1)	(1)	—	—	(1)	(16)	(18)	1	(1)	(18)
Deferred income tax recovery (expense)	(17)	1	(2)	16	5	—	(1)	16	—	6	24	(35)	(9)	(20)
Other	(15)	(1)	1	(1)	—	—	—	(12)	—	(5)	(33)	13	18	(2)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(12)	—	(12)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	68	68
Net income (loss) attributable to Unitholders(2)	67	17	20	4	11	(3)	(1)	9	—	(81)	43	—	—	43

(1)
Share of earnings from equity-accounted investments of $32 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $94 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations and reconciled to Proportionate Adjusted EBITDA, and earnings per unit is reconciled to Funds From Operations per unit, for the three months ended March 31:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019
Net income attributable to:
Limited partners' equity	$10	$25	$0.06	$0.14
General partnership interest in a holding subsidiary held by Brookfield	—	—	—	—
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	8	18	—	—
Net income attributable to Unitholders	$18	$43	$0.06	$0.14
Adjusted for proportionate share of:
Depreciation	172	157	0.55	0.50
Foreign exchange and unrealized financial instruments loss	1	18	—	0.06
Deferred income tax expense (recovery)	6	(24)	0.02	(0.08)
Other	20	33	0.07	0.11
Funds From Operations	$217	$227	$0.70	$0.73
Distributions attributable to:
Preferred limited partners' equity	12	10
Preferred equity	7	6
Current income taxes	11	10
Interest expense	113	121
Management service costs	31	21
Proportionate Adjusted EBITDA	391	395
Attributable to non-controlling interests	227	257
Consolidated Adjusted EBITDA	$618	$652
Weighted average Units outstanding(1)			311.3	311.1

(1)	Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	Balance of 2020	2021	2022	2023	2024
Hydroelectric
North America
United States(1)	6,712	6,443	4,446	4,446	4,446
Canada(1)	2,015	2,144	2,097	2,020	2,006
	8,727	8,587	6,543	6,466	6,452
Wind
North America
United States	1,491	1,935	1,981	1,981	1,767
Canada	920	1,266	1,266	1,266	1,266
	2,411	3,201	3,247	3,247	3,033
Europe	522	768	768	758	698
Asia (2)	326	400	400	400	400
	3,259	4,369	4,415	4,405	4,131
Solar(2)	1,063	1,370	1,364	1,362	1,356
Contracted on a proportionate basis	13,049	14,326	12,322	12,233	11,939
Uncontracted on a proportionate basis	687	4,269	6,271	6,360	6,652
	13,736	18,595	18,593	18,593	18,591
Contracted generation as a % of total generation on a proportionate basis	95%	77%	66%	66%	64%
Price per MWh – total generation on a proportionate basis	$77	$83	$90	$90	$92

(1)	Includes generation of 2,685 GWh for 2020 and 1,284 GWh for 2021 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 17 years in North America, 13 years in Europe, 9 years in Brazil, 3 years in Colombia and 19 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we do not foresee a negative impact to cash flows from contracts expiring over the next five years.
In our Brazilian and Colombian portfolios, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (36%), distribution companies (24%), industrial users (21%) and Brookfield (19%).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis. On a consolidated basis, almost 95% of our debt is either investment grade rated or sized to investment grade and approximately 80% of debt is non-recourse.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Commercial paper and corporate credit facility(1)(2)(3)	$90	$299	$90	$299
Debt
Medium term notes(2)(4)	1,920	1,808	1,920	1,808
Non-recourse borrowings(5)	—	—	8,324	8,964
	1,920	1,808	10,244	10,772
Deferred income tax liabilities, net(6)	—	—	3,972	4,421
Equity
Non-controlling interest	—	—	7,760	8,742
Preferred equity	551	597	551	597
Preferred limited partners' equity	1,028	833	1,028	833
Unitholders equity	7,018	7,959	7,018	7,959
Total capitalization	$10,517	$11,197	$30,573	$33,324
Debt to total capitalization	18%	16%	34%	32%

(1)	Draws on corporate credit facilities are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.

(2)
Corporate credit facility and medium term notes as at March 31, 2020 are adjusted to reflect the issuance of C$175 million of Series 11 ($124 million) and C$175 million of Series 12 ($124 million) medium term notes on April 3, 2020.

(3)
Our commercial paper program is supplemented by our $1.75 billion corporate credit facilities with a weighted average maturity of four years. As at March 31, 2020, $100 million of commercial papers are outstanding.

(4)	Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $8 million (2019: $7 million) of deferred financing fees.

(5)
Consolidated non-recourse borrowings include $53 million (2019: $142 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $55 million (2019: $60 million) of deferred financing fees, net of unamortized premiums.

(6)	Deferred income tax liabilities less deferred income assets.
AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS, EXCEPT AS NOTED)	March 31, 2020	December 31, 2019
Brookfield Renewable's share of cash and cash equivalents	$212	$143
Investments in marketable securities	120	95
Corporate credit facilities
Authorized credit facilities(1)	2,150	2,150
Draws on commercial paper and credit facilities(2)	(90)	(299)
Authorized letter of credit facility	400	400
Issued letters of credit	(243)	(266)
Available portion of corporate credit facilities	2,217	1,985
Available portion of subsidiary credit facilities on a proportionate basis	460	472
Available group-wide liquidity	$3,009	$2,695

(1)	Amounts are guaranteed by Brookfield Renewable.

(2)	Draws on credit facilities include the offset of C$350 million ($248 million) of proceeds from the issuance of Series 11 and Series 12 medium term notes on April 3, 2020.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	March 31, 2020			December 31, 2019
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Corporate borrowings
Medium term notes(1)	4.1%	10	$1,920	4.1%	10	$1,808
Commercial paper and credit facilities(3)	2.2%	4	90	2.9%	5	299
Proportionate subsidiary borrowings(2)
Hydroelectric	5.5%	9	3,534	5.6%	10	3,727
Wind	4.6%	11	1,810	4.5%	10	1,742
Solar	4.9%	11	1,386	4.7%	10	1,470
Storage and other	5.4%	4	225	5.5%	5	235
	5.1%	10	6,955	5.1%	10	7,174
			8,965			9,281
Proportionate deferred financing fees, net of unamortized premiums			(41)			(46)
			8,924			9,235
Equity-accounted borrowings			(2,306)			(2,157)
Non-controlling interests			3,653			3,926
As per IFRS Statements			$10,271			$11,004

(1)
Adjusted to reflect the issuance of Series 11 and Series 12 (C$350) medium term notes of $248 million that was completed on April 3, 2020 and the use of proceeds to repay corporate credit facility indebtedness.

(2)	Excludes $9 million of proportionate debt associated with our portfolios that are classified as held for sale as at March 31, 2020 (2019: $11 million).

(3)
Our commercial paper program is supplemented by our $1.75 billion corporate credit facilities with a weighted average maturity of 4 years. As at March 31, 2020, $100 million of commercial papers are outstanding.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at March 31, 2020:

(MILLIONS)	Balance of 2020	2021	2022	2023	2024	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)(3)	$—	$—	$284	$—	$—	$1,636	$1,920

Non-recourse borrowings
Credit facilities	—	—	61	50	18	—	129
Hydroelectric	—	—	215	377	77	2,060	2,729
Wind	—	—	—	105	—	395	500
Solar	—	141	—	103	—	284	528
Storage & other	—	57	—	—	—	152	209
	—	198	276	635	95	2,891	4,095
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	44	50	64	53	61	466	738
Wind	87	108	120	114	123	734	1,286
Solar	56	51	55	55	58	545	820
Storage & other	2	3	2	3	4	2	16
	189	212	241	225	246	1,747	2,860
Total	$189	$410	$801	$860	$341	$6,274	$8,875

(1)	Draws on corporate credit facilities are excluded from the debt repayment schedule as they are not a permanent source of capital.

(2)	Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $8 million (2019: $7 million) of deferred financing fees.

(3)	Adjusted to reflect the Series 11 and Series 12 medium term notes of $248 million that were issued on April 3, 2020.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2024 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

(MILLIONS)	2020	2019
Cash flow provided by (used in):
Operating activities	$355	$367
Financing activities	(131)	(284)
Investing activities	(29)	(79)
Foreign exchange loss on cash	(12)	—
Increase (decrease) in cash and cash equivalents	$183	$4
Operating Activities
Cash flows provided by operating activities totaled $355 million and $367 million for the three months ended March 31, 2020 and 2019, respectively, reflecting the strong performance of our business during both periods.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2020	2019
Trade receivables and other current assets	$(2)	$6
Accounts payable and accrued liabilities	(12)	(9)
Other assets and liabilities	—	(27)
	$(14)	$(30)
Financing Activities
Cash flows used in financing activities totaled $131 million for the three months ended March 31, 2020 as the proceeds raised from our inaugural $200 million Series 17 Preferred Units in the United States were offset by repayments of borrowings, including affiliate credit facilities that were drawn to fund recent investments, and the distributions noted below.
For the three months ended March 31, 2020, distributions paid to LP Unitholders and Redeemable/Exchangeable Unitholders were $182 million. We increased our distributions to $2.17 per LP Unit on an annualized basis, an increase of $0.11 or 5% per LP Unit, which took effect in the first quarter of 2020. The distributions paid to preferred shareholders and preferred limited partners' unitholders totaled $18 million and distributions paid to non-controlling interests of our operating subsidiaries totaled $77 million.
Cash flows used in financing activities totaled $284 million for the three months ended March 31, 2019 as the proceeds raised from the issuance of the C$175 million Series 15 Preferred Units ($126 million, net of transaction fees) and proceeds from the sale of a 25% interest in a select portfolio of Canadian hydroelectric assets were offset by repayments of borrowings, primarily our corporate credit facility, and the distributions noted below.
For the three months ended March 31, 2019, distributions paid to LP Unitholders and Redeemable/Exchangeable Unitholders were $171 million. The distributions paid to preferred shareholders and preferred limited partners' unitholders totaled $15 million and distributions paid to non-controlling interests of our operating subsidiaries totaled $134 million.
Investing Activities
Cash flows used in investing activities totaled $29 million for the three months ended March 31, 2020. During the quarter, we invested $63 million into growth, primarily driven by the acquisition of 47 MW of operating solar capacity in India, 278 MW of development solar assets in Brazil and into the continued investments in the development of our other power generating assets and sustaining capital expenditures. These activities were partially offset by the sale of our three solar facilities in Thailand for proceeds of $94 million.
Cash flows used in investing activities totaled $79 million for the three months ended March 31, 2019. Our investments in the development of power generating assets and sustaining capital expenditures totaled $29 million.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

SHARES AND UNITS OUTSTANDING
Shares and units outstanding are as follows:

	March 31, 2020	December 31, 2019
Class A Preference Shares(1)	31,035,967	31,035,967
Preferred Units(2)
Balance, beginning of year	44,885,496	37,885,496
Issuance	8,000,000	7,000,000
Balance, end of period/year	52,885,496	44,885,496
GP interest	2,651,506	2,651,506
Redeemable/Exchangeable partnership units	129,658,623	129,658,623
LP Units
Balance, beginning of year	178,977,800	178,821,204
Distribution reinvestment plan	39,178	176,596
Repurchase of LP Units for cancellation	—	(20,000)
Balance, end of period/year	179,016,978	178,977,800
Total LP Units on a fully-exchanged basis(3)	308,675,601	308,636,423

(1)
Class A Preference Shares are broken down by series as follows: 5,449,675 Series 1 Class A Preference Shares are outstanding; 4,510,389 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.

(2)
Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2021); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); and 8,000,000 Series 17 Preferred Units are outstanding.

(3)	The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units for LP Units.
DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions declared and paid are as follows:

	Declared		Paid
(MILLIONS)	2020	2019	2020	2019
Class A Preference Shares	$7	$6	$7	$7
Class A Preferred LP Units	$12	$10	$11	$9
Participating non-controlling interests – in operating subsidiaries	$77	$134	$77	$134
GP interest and Incentive distributions	$17	$15	$16	$13
Redeemable/Exchangeable partnership units	$72	$68	$70	$67
LP Units	$99	$93	$95	$91
CONTRACTUAL OBLIGATIONS
Please see Note 17 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:

•	Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;

•	Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and

•	Guarantees – Nature of all the indemnification undertakings.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at March 31, 2020, letters of credit issued amounted to $243 million (2019: $266 million).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters on a consolidated basis:

	2020	2019				2018
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Generation (GWh) – LTA	14,151	13,850	12,332	14,252	13,493	13,485	12,113	13,521
Total Generation (GWh) – actual	14,264	12,465	11,089	14,881	14,125	14,445	11,609	13,122
Proportionate Generation (GWh) – LTA	6,717	6,561	5,821	7,109	6,698	6,602	5,956	6,935
Proportionate Generation (GWh) – actual	7,164	5,977	5,213	7,602	7,246	7,052	5,552	6,455
Revenues	$792	$726	$642	$787	$825	$780	$674	$735
Net income (loss) attributable to Unitholders	18	(66)	(53)	17	43	91	(55)	(2)
Basic and diluted earnings (loss) per LP Unit	0.06	0.21	(0.17)	0.05	0.14	0.29	(0.18)	(0.01)
Consolidated Adjusted EBITDA	618	550	507	630	652	604	494	543
Proportionate Adjusted EBITDA	391	348	301	400	395	371	277	324
Funds From Operations	217	171	133	230	227	206	105	172
Funds From Operations per Unit	0.70	0.55	0.43	0.74	0.73	0.66	0.33	0.55
Distribution per LP Unit	0.543	0.515	0.515	0.515	0.515	0.490	0.490	0.490

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IAS 34, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our unaudited interim consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section in our 2019 Annual Report and the additional risk factors as identified below. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
Additional risk factors other than as described in the "Risk Factors" section of our 2019 Annual Report are as follows:
Risks Associated with the COVID-19 Pandemic
The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. In addition, our business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. We have implemented a response plan to maintain operations despite the outbreak of the virus. However, we may experience direct or indirect impacts from the pandemics, including delays in development or construction activities in our business and we have some risk that our contract counterparties could fail to meet their obligations to us.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and our business or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge concerning the severity of COVID-19 and additional actions which may be taken to contain COVID-19. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
Despite these conditions and risks, our business is highly resilient given we are an owner, operator and investor in one of the most critical sectors in the world.  We generate revenues that are predominantly backed by long-term contracts with well diversified creditworthy counterparties.  The majority of our assets are operated from centralized control centers and our operators around the world have implemented contingency plans to ensure operations, maintenance and capital programs continue with little disruption.  We have a robust balance sheet with strong investment grade rating, over $3 billion of available liquidity and no material maturities over the next five years.
NEW ACCOUNTING STANDARDS
There have been no new changes to IFRS with an impact on Brookfield Renewable in 2020.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

FUTURE CHANGES IN ACCOUNTING POLICIES
There are currently no future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the three months ended March 31, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the COVID-19 pandemic. We are continually monitoring and assessing the COVID-19 pandemic on our internal controls to minimize the impact on their design and operating effectiveness.
SUBSEQUENT EVENTS
At the beginning of May, we exercised our option to buy out the lease on our 192 MW hydroelectric facility in Louisiana for $560 million ($420 million net to Brookfield Renewable). The transaction is expected to close in 2020.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include the non-voting LP Units held by public LP Unitholders and Brookfield, Redeemable/Exchangeable Limited Partnership Units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and GP interest in BRELP held by Brookfield. The LP Units and the Redeemable/Exchangeable Partnership Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable Partnership Units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable Partnership Units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
As at the date of this report, Brookfield owns an approximate 60% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 40% is held by the public.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. “Other” includes generation from North America cogeneration and Brazil biomass.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our North American pumped storage and cogeneration facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage facility generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities is dependent

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities in the United States, Brazil, Europe and Asia. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable has also entered into a voting agreement with Brookfield, whereby Brookfield Renewable gained certain rights in respect of the partnership that controls TerraForm Power and its subsidiaries. This voting agreement provides Brookfield Renewable the authority to direct the election of one member of the Board of Directors of the relevant entity, among other things, and therefore provides Brookfield Renewable with significant influence over the partnership that controls TerraForm Power. Accordingly, Brookfield Renewable equity accounts for the partnership that controls TerraForm Power.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our December 31, 2019 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of our strategic investment in Transalta Corporation. The corporate segment represents all activity performed above the individual segments for the business.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 - Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:

•
The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

•	Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the MW attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis to Unitholders.
Funds From Operations and Funds From Operations per Unit
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.
Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In our unaudited interim consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.
Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’ reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:

•
Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and

•	Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, the completion of the special distribution of BEPC shares, BEPC’s eligibility for index inclusion, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and Brookfield Renewable following the distribution of BEPC shares, the proposed TERP acquisition, the prospects and benefits of the combined company, including certain information regarding the combined company’s expected cash flow profile and liquidity,future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. In some cases, forward looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the MRE balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses and higher insurance premiums; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; energy marketing risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the fact that there can be no assurance that the stock exchanges on which BEPC has applied to list the BEPC shares will approve the listing of such shares; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions, including the proposed TERP acquisition; uncertainties as to whether TERP’s stockholders not affiliated with

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

Brookfield Renewable will approve any transaction; uncertainties as to whether the other conditions to the TERP acquisition will be satisfied or satisfied on the anticipated schedule; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions, including the proposed TERP acquisition and the proposed special distribution of BEPC shares; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all our operations or investments; political instability or changes in government policy; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of our LP Units, preferred limited partnership units or securities exchangeable for LP Units, or the perception of such sales or issuances, could depress the trading price of the LP Units or preferred limited partnership units; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; Brookfield Asset Management acting in a way that is not in the best interests of Brookfield Renewable or its unitholders; and the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This Interim Report contains references to certain proportionate information, Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit and Proportionate Debt (collectively, “Brookfield Renewable’s Non-IFRS Measures”) which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of proportionate information, Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit, and Proportionate Debt used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Brookfield Renewable’s Non-IFRS Measures are useful supplemental measures that may assist investors in assessing our financial performance. Brookfield Renewable’s Non-IFRS Measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 5 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	March 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	13	$294	$115
Restricted cash	14	219	154
Trade receivables and other current assets	15	645	718
Financial instrument assets	4	126	75
Due from related parties	18	90	60
Assets held for sale	3	190	352
		1,564	1,474
Financial instrument assets	4	188	165
Equity-accounted investments	12	1,791	1,889
Property, plant and equipment	7	27,873	30,714
Goodwill		662	821
Deferred income tax assets	6	123	116
Other long-term assets		462	512
Total Assets		$32,663	$35,691
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$530	$590
Financial instrument liabilities	4	142	139
Payables due to related parties	18	142	127
Corporate borrowings	8	100	—
Non-recourse borrowings	8	580	685
Liabilities directly associated with assets held for sale	3	95	137
		1,589	1,678
Financial instrument liabilities	4	54	39
Corporate borrowings	8	1,902	2,100
Non-recourse borrowings	8	7,689	8,219
Deferred income tax liabilities	6	4,095	4,537
Other long-term liabilities		977	987
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	7,760	8,742
General partnership interest in a holding subsidiary held by Brookfield	9	60	68
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	2,923	3,315
Preferred equity	9	551	597
Preferred limited partners' equity	10	1,028	833
Limited partners' equity	11	4,035	4,576
Total Equity		16,357	18,131
Total Liabilities and Equity		$32,663	$35,691
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED THREE MONTHS ENDED MARCH 31 (MILLIONS, EXCEPT PER UNIT INFORMATION)
	Notes	2020	2019
Revenues	18	$792	$825
Other income		10	8
Direct operating costs		(261)	(254)
Management service costs	18	(31)	(21)
Interest expense	8	(162)	(173)
Share of (loss) earnings from equity-accounted investments	12	(16)	32
Foreign exchange and unrealized financial instrument gain (loss)	4	20	(18)
Depreciation	7	(206)	(200)
Other		(8)	(2)
Income tax expense
Current	6	(19)	(24)
Deferred	6	1	(20)
		(18)	(44)
Net income		$120	$153
Net income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$83	$94
General partnership interest in a holding subsidiary held by Brookfield	9	—	—
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	8	18
Preferred equity	9	7	6
Preferred limited partners' equity	10	12	10
Limited partners' equity	11	10	25
		$120	$153
Basic and diluted earnings per LP Unit		$0.06	$0.14
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

UNAUDITED THREE MONTHS ENDED MARCH 31 (MILLIONS)
	Notes	2020	2019
Net income		$120	$153
Other comprehensive (loss) income that will not be reclassified to net income
Actuarial gain (loss) on defined benefit plans		2	(5)
Total items that will not be reclassified to net income		2	(5)
Other comprehensive (loss) income that may be reclassified to net income
Foreign currency translation		(1,786)	126
Gains (losses) arising during the period on financial instruments designated as cash-flow hedges	4	18	(3)
Unrealized gain (loss) on foreign exchange swaps net investment hedge	4	29	(7)
Unrealized (loss) gain on investments in equity securities	4	(9)	26
Reclassification adjustments for amounts recognized in net income	4	(19)	4
Deferred income taxes on above items		—	(1)
Equity-accounted investments	12	(23)	9
Total items that may be reclassified subsequently to net income		(1,790)	154
Other comprehensive (loss) income		(1,788)	149
Comprehensive (loss) income		$(1,668)	$302
Comprehensive (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	(897)	177
General partnership interest in a holding subsidiary held by Brookfield	9	(6)	1
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	9	(310)	40
Preferred equity	9	(39)	19
Preferred limited partners' equity	10	12	10
Limited partners' equity	11	$(428)	$55
		(1,668)	302
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED MARCH 31 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2019	$(1,119)	$(700)	$6,424	$(9)	$(32)	$12	$4,576	$833	$597	$8,742	$68	$3,315	$18,131
Net income	10	—	—	—	—	—	10	12	7	83	—	8	120
Other comprehensive income (loss)	—	(428)	—	1	(6)	(5)	(438)	—	(46)	(980)	(6)	(318)	(1,788)
Preferred LP Units issued (Note 10)	—	—	—	—	—	—	—	195	—	—	—	—	195
Capital contributions (Note 9)	—	—	—	—	—	—	—	—	—	8	—	—	8
Distributions or dividends declared	(99)	—	—	—	—	—	(99)	(12)	(7)	(77)	(17)	(72)	(284)
Distribution reinvestment plan	1	—	—	—	—	—	1	—	—	—	—	—	1
Other	9	(2)	(11)	—	—	(11)	(15)	—	—	(16)	15	(10)	(26)
Change in period	(79)	(430)	(11)	1	(6)	(16)	(541)	195	(46)	(982)	(8)	(392)	(1,774)
Balance as at March 31, 2020	$(1,198)	$(1,130)	$6,413	$(8)	$(38)	$(4)	$4,035	$1,028	$551	$7,760	$60	$2,923	$16,357

Balance, as at December 31, 2018	$(948)	$(652)	$6,120	$(6)	$(34)	$4	$4,484	$707	$568	$8,129	$66	$3,252	17,206
Net income	25	—	—	—	—	—	25	10	6	94	—	18	153
Other comprehensive income (loss)	—	20	—	(2)	(2)	14	30	—	13	83	1	22	149
Preferred LP Units Issued	—	—	—	—	—	—	—	126	—	—	—	—	126
LP Units purchased for cancellation	(1)	—	—	—	—	—	(1)	—	—	—	—	—	(1)
Capital contributions	—	—	—	—	—	—	—	—	—	288	—	—	288
Distributions or dividends declared	(93)	—	—	—	—	—	(93)	(10)	(6)	(134)	(15)	(68)	(326)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	2
Other	205	(12)	(199)	1	—	—	(5)	—	(1)	(4)	14	(3)	1
Change in period	138	8	(199)	(1)	(2)	14	(42)	126	12	327	—	(31)	392
Balance as at March 31, 2019	$(810)	$(644)	$5,921	$(7)	$(36)	$18	$4,442	$833	$580	$8,456	$66	$3,221	$17,598
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED THREE MONTHS ENDED MARCH 31
(MILLIONS)	Notes	2020	2019
Operating activities
Net income		$120	$153
Adjustments for the following non-cash items:
Depreciation	7	206	200
Unrealized foreign exchange and financial instruments (gain) loss	4	(21)	20
Share of earnings from equity-accounted investments	12	16	(32)
Deferred income tax expense	6	(1)	20
Other non-cash items		22	17
Dividends received from equity-accounted investments	12	28	14
Changes in due to or from related parties		(1)	5
Net change in working capital balances		(14)	(30)
		355	367
Financing activities
Commercial paper and corporate credit facilities, net	8	39	(696)
Proceeds from non-recourse borrowings	8	216	93
Repayment of non-recourse borrowings	8	(311)	(88)
Capital contributions from participating non-controlling interests – in operating subsidiaries	9	7	247
Issuance of preferred limited partnership units	10	195	126
Repurchase of LP Units	11	—	(1)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries	9	(77)	(134)
To preferred shareholders	9	(7)	(6)
To preferred limited partners' unitholders	10	(11)	(9)
To unitholders of Brookfield Renewable or BRELP	10, 12	(182)	(171)
Borrowings from related party	18	—	600
Repayments to related party	18	—	(245)
		(131)	(284)
Investing activities
Investment in equity-accounted investments		(12)	—
Investment in property, plant and equipment	7	(53)	(29)
Proceeds from disposal of assets	2	94	—
Disposal of securities	4	2	5
Restricted cash and other		(60)	(55)
		(29)	(79)
Foreign exchange loss on cash		(12)	—
Cash and cash equivalents
Increase		183	4
Net change in cash classified within assets held for sale		(4)	—
Balance, beginning of period		115	173
Balance, end of period		$294	$177
Supplemental cash flow information:
Interest paid		$150	$143
Interest received		$6	$4
Income taxes paid		$21	$19
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. ("Brookfield Renewable") consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term "Brookfield Renewable" means Brookfield Renewable Partners L.P. and its controlled entities.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited ("BRPL"). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. ("Brookfield Asset Management"). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as "Brookfield" in these financial statements.
Brookfield Renewable's non-voting limited partnership units ("LP Units") are traded under the symbol "BEP" on the New York Stock Exchange and under the symbol "BEP.UN" on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 9, Series 11, Series 13, and Series 15 preferred limited partners' equity are traded under the symbols "BEP.PR.E", "BEP.PR.G", "BEP.PR.I", "BEP.PR.K", "BEP.PR.M" and "BEP.PR.O" respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners' equity is traded under the symbol "BEP.PR.A" on the New York Stock Exchange.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2019 audited consolidated financial statements. The interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2019 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on May 6, 2020.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, COP, INR, and THB are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, Colombian pesos, Indian Rupees, and Thai baht, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
Consolidation
These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(c) Recently adopted accounting standards
Several amendments and interpretations apply for the first time in 2020, but do not have an impact on the consolidated financial statements of Brookfield Renewable. Brookfield Renewable has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

2. DISPOSAL OF ASSETS
In March 2020, Brookfield Renewable, along with its institutional partners, completed the sale of a 39 MW portfolio of solar assets in Thailand. The total consideration was THB 3,079 ($94 million) and Brookfield Renewable’s interest in the portfolio was approximately 31%. This resulted in a loss on disposition of $12 million ($4 million net to Brookfield Renewable) recognized in the consolidated statements of income under Other. Immediately prior to the classification of the portfolio as held for sale in 2018, Brookfield Renewable performed a revaluation of the property, plant & equipment, in line with its election to apply the revaluation method and recorded a fair value uplift of $42 million. As a result of the disposition, Brookfield Renewable's portion of the accumulated revaluation surplus of $13 million post-tax was reclassified from other comprehensive income directly to equity and noted as an Other item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposal of the Thailand portfolio is shown below:

(MILLIONS)
Proceeds	$94
Carrying value of net assets held for sale
Assets	114
Liabilities	(8)
106
Loss on disposal	$(12)
3.  ASSETS HELD FOR SALE
As at March 31, 2020, assets held for sale within Brookfield Renewable's operating segments include solar facilities in South Africa and Asia.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	March 31, 2020	December 31, 2019
Assets
Cash and cash equivalents	$2	$14
Restricted cash	17	22
Trade receivables and other current assets	8	13
Property, plant and equipment	163	303
Assets held for sale	$190	$352
Liabilities
Current liabilities	$8	$18
Long-term debt	56	73
Other long-term liabilities	31	46
Liabilities directly associated with assets held for sale	$95	$137

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

4.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
COVID-19 pandemic has impacted business across the globe and we are monitoring its impact on our business.  While it is difficult to predict how significant the impact of COVID-19 will be, our business is highly resilient given we are an owner, operator and investor in one of the most critical sectors in the world and have a robust balance sheet with a strong investment grade rating.  We generate revenues that are predominantly backed by long-term contracts with well diversified creditworthy counterparties.  The majority of our assets are operated from centralized control centers and our operators around the world have implemented contingency plans to ensure operations, maintenance and capital programs continue with little disruption.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2019 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 - inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 - inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 - inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

The following table presents Brookfield Renewable's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	March 31, 2020				December 31, 2019
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$294	$—	$—	$294	$115
Restricted cash(1)	234	—	—	234	173
Financial instrument assets(2)
Energy derivative contracts	—	106	20	126	76
Interest rate swaps	—	—	—	—	—
Foreign exchange swaps	—	37	—	37	4
Investments in equity securities	42	64	45	151	160
Property, plant and equipment	—	—	27,873	27,873	30,714
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	—	(15)	—	(15)	(8)
Interest rate swaps	—	(173)	—	(173)	(131)
Foreign exchange swaps	—	(8)	—	(8)	(39)
Contingent consideration(3)	—	—	(27)	(27)	(11)
Assets for which fair value is disclosed:
Equity-accounted investments(4)	1,035	—	—	1,035	1,010
Liabilities for which fair value is disclosed:
Corporate borrowings	(1,681)	(338)	—	(2,019)	(2,204)
Non-recourse borrowing	(394)	(8,328)	—	(8,722)	(9,573)
Total	$(470)	$(8,655)	$27,911	$18,786	$20,286

(1)	Includes both the current amount and long-term amount included in Other long-term assets.

(2)	Includes both current and long-term amounts.

(3)	Amount relates to acquisitions with obligations lapsing in 2021 to 2024.

(4)	The fair value corresponds to Brookfield Renewable's investment in publicly-quoted common shares of TerraForm Power, Inc.
There were no transfers between levels during the three months ended March 31, 2020.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	March 31, 2020			December 31, 2019
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$126	$15	$111	$68
Interest rate swaps	—	173	(173)	(131)
Foreign exchange swaps	37	8	29	(35)
Investments in equity securities	151	—	151	160
Total	314	196	118	62
Less: current portion	126	142	(16)	(64)
Long-term portion	$188	$54	$134	$126

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

(a)   Energy derivative contracts
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Investments in equity securities
Brookfield Renewable's investments in equity securities consist of investments in publicly-quoted and non-publicly quoted securities which are recorded on the statement of financial position at fair value.
The following table reflects the unrealized gains (losses) included in Foreign exchange and unrealized financial instrument loss in the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2020	2019
Energy derivative contracts	$24	$6
Interest rate swaps	(22)	(13)
Foreign exchange swaps	54	(11)
Foreign exchange gain (loss)	(36)	—
	$20	$(18)
The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive loss for the three months ended March 31:

(MILLIONS)	2020	2019
Energy derivative contracts	$40	$13
Interest rate swaps	(33)	(17)
	7	(4)
Foreign exchange swaps – net investment	32	(6)
Investments in equity securities	(9)	26
	$30	$16
The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive loss for the three months ended March 31:

(MILLIONS)	2020	2019
Energy derivative contracts	$(22)	$1
Interest rate swaps	3	3
	$(19)	$4

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

5. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of our strategic investment in TransAlta Corporation ("TransAlta"). The corporate segment represents all activity performed above the individual segments for the business.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. Except as it relates to proportionate financial information discussed above, the accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are . are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items.
Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	265	61	60	60	22	4	6	49	18	—	545	(95)	342	792
Other income	2	3	2	2	—	—	—	1	—	2	12	(2)	—	10
Direct operating costs	(69)	(17)	(26)	(14)	(9)	(1)	(1)	(14)	(10)	(5)	(166)	28	(123)	(261)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	69	8	77
Adjusted EBITDA	198	47	36	48	13	3	5	36	8	(3)	391	—	227
Management service costs	—	—	—	—	—	—	—	—	—	(31)	(31)	—	—	(31)
Interest expense	(39)	(4)	(7)	(19)	(2)	(1)	(2)	(17)	(2)	(20)	(113)	27	(76)	(162)
Current income taxes	(3)	(2)	(4)	—	—	(1)	—	(1)	—	—	(11)	4	(12)	(19)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(31)	(3)	(34)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(136)	(136)
Funds From Operations	156	41	25	29	11	1	3	18	6	(73)	217	—	—
Depreciation	(58)	(20)	(6)	(42)	(12)	(4)	(2)	(22)	(5)	(1)	(172)	48	(82)	(206)
Foreign exchange and unrealized financial instrument loss	18	7	5	(2)	(11)	—	(1)	(5)	1	(13)	(1)	12	9	20
Deferred income tax expense	(20)	1	(1)	(2)	1	—	—	(1)	—	16	(6)	5	2	1
Other	(20)	(4)	—	5	—	—	2	—	(1)	(2)	(20)	(6)	18	(8)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(59)	—	(59)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	53	53
Net income (loss) attributable to Unitholders(2)	76	25	23	(12)	(11)	(3)	2	(10)	1	(73)	18	—	—	18

(1)
Share of loss from equity-accounted investments of $16 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $83 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2019:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	262	65	62	63	28	7	2	38	24	—	551	(91)	365	825
Other income	1	1	—	2	—	—	—	1	—	2	7	(4)	5	8
Direct operating costs	(68)	(17)	(24)	(17)	(8)	(2)	(1)	(7)	(13)	(6)	(163)	29	(120)	(254)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	66	7	73
Adjusted EBITDA	195	49	38	48	20	5	1	32	11	(4)	395	—	257
Management service costs	—	—	—	—	—	—	—	—	—	(21)	(21)	—	—	(21)
Interest expense	(41)	(6)	(8)	(19)	(3)	(2)	—	(14)	(4)	(24)	(121)	24	(76)	(173)
Current income taxes	(2)	(3)	(4)	—	—	(1)	—	—	—	—	(10)	1	(15)	(24)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(25)	(4)	(29)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(162)	(162)
Funds From Operations	152	40	26	29	17	2	1	18	7	(65)	227	—	—
Depreciation	(55)	(22)	(5)	(40)	(10)	(4)	(1)	(13)	(6)	(1)	(157)	33	(76)	(200)
Foreign exchange and unrealized financial instrument loss	2	(1)	—	—	(1)	(1)	—	—	(1)	(16)	(18)	1	(1)	(18)
Deferred income tax expense	(17)	1	(2)	16	5	—	(1)	16	—	6	24	(35)	(9)	(20)
Other	(15)	(1)	1	(1)	—	—	—	(12)	—	(5)	(33)	13	18	(2)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(12)	—	(12)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	68	68
Net income (loss) attributable to Unitholders(2)	67	17	20	4	11	(3)	(1)	9	—	(81)	43	—	—	43

(1)
Share of earnings from equity-accounted investments of $32 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $94 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

The following table presents information on a segmented basis about certain items in Brookfield Renewable's statements of financial position:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Storage & Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at March 31, 2020
Cash and cash equivalents	$22	$14	$25	$26	$11	$11	$12	$84	$6	$1	$212	$(101)	$183	$294
Property, plant and equipment	11,110	1,493	1,423	2,454	642	282	172	2,184	717	—	20,477	(4,316)	11,712	27,873
Total assets	11,921	1,657	1,651	2,616	705	308	222	2,436	761	98	22,375	(3,112)	13,400	32,663
Total borrowings	2,986	166	382	1,301	317	68	124	1,386	225	2,010	8,965	(2,306)	3,612	10,271
Other liabilities	2,901	115	400	529	113	7	22	440	44	243	4,814	(806)	2,027	6,035
For the three months ended March 31, 2020:
Additions to property, plant and equipment	12	8	1	9	2	—	—	21	2	1	56	(17)	58	97
As at December 31, 2019
Cash and cash equivalents	$10	$7	$10	$18	$21	$2	$5	$63	$6	$1	$143	$(89)	$61	$115
Property, plant and equipment	11,488	1,938	1,773	2,556	628	368	187	2,018	732	—	21,688	(4,147)	13,173	30,714
Total assets	12,218	2,126	2,027	2,705	692	391	233	2,266	780	103	23,541	(2,872)	15,022	35,691
Total borrowings	3,070	208	449	1,221	326	71	124	1,470	235	2,107	9,281	(2,157)	3,880	11,004
Other liabilities	2,877	148	499	597	100	10	28	335	31	248	4,873	(715)	2,398	6,556
For the three months ended March 31, 2019:
Additions to property, plant and equipment	8	5	—	5	1	—	—	—	3	1	23	(7)	16	32

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

Geographical Information
The following table presents consolidated revenue split by geographical region for the three months ended March 31:

(MILLIONS)	2020	2019
United States	$299	$302
Colombia	247	257
Canada	90	84
Brazil	85	100
Europe	27	42
Asia	44	40
	$792	$825
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	March 31, 2020	December 31, 2019
United States	$14,717	$14,952
Colombia	5,909	7,353
Canada	3,918	4,268
Brazil	2,812	3,631
Europe	1,441	1,539
Asia	867	860
	$29,664	$32,603
6. INCOME TAXES
Brookfield Renewable's effective income tax rate was 13.0% for the three months ended March 31, 2020 (2019: 22.2%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.
7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydro	Wind	Solar	Storage & other(1)	Total(2)
As at December 31, 2019		$26,024	$4,258	$197	$235	$30,714
Additions		27	6	63	1	97
Items recognized through OCI
Foreign currency translation		(2,336)	(339)	(10)	(47)	(2,732)
Items recognized through net income
Depreciation		(130)	(69)	(3)	(4)	(206)
March 31, 2020(3)		$23,585	$3,856	$247	$185	$27,873

(1)	Includes biomass and cogeneration.

(2)	Includes intangible assets of $8 million (2019: $10 million) and assets under construction of $346 million (2019: $334 million).

(3)
Includes right-of-use assets not subject to revaluation of $63 million (2019: $71 million) in our hydroelectric segment, $52 million (2019: $51 million) in our wind segment and $3 million (2019: $3 million) in our storage & other segment.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

8. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	March 31, 2020				December 31, 2019
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Commercial paper and credit facilities	2.2	4	$338	$338	2.9	5	$299	$299
Medium Term Notes:
Series 4 (C$150)	5.8	17	107	$119	5.8	17	$115	$142
Series 8 (C$400)	4.8	2	285	295	4.8	2	308	324
Series 9 (C$400)	3.8	5	285	292	3.8	5	308	322
Series 10 (C$500)	3.6	7	356	362	3.6	7	384	400
Series 11 (C$300)	4.3	9	213	218	4.3	9	231	248
Series 12 (C$300)	3.4	10	213	209	3.4	10	231	232
Series 13 (C$300)	4.3	30	213	186	4.3	30	231	237
	4.1	10	$1,672	$1,681	4.1	10	$1,808	$1,905
Total corporate borrowings			2,010	2,019			2,107	2,204
Less: Unamortized financing fees(1)			(8)				(7)
Less: Current portion			(100)				—
			$1,902				$2,100

(1)	Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Brookfield Renewable had $100 million commercial paper outstanding as at March 31, 2020 (2019: nil). The commercial paper program is supplemented by our $1.75 billion corporate credit facilities.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at March 31, 2020, there were no letters of credit issued that utilized the corporate credit facility (2019: nil).
Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate and operating purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 17 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of credit facilities:

(MILLIONS)	March 31, 2020	December 31, 2019
Authorized corporate credit facilities(1)	$2,150	$2,150
Draws on corporate credit facilities(1)	(338)	(299)
Authorized letter of credit facility	400	400
Issued letters of credit	(243)	(266)
Available portion of corporate credit facilities	$1,969	$1,985

(1)	Amounts are guaranteed by Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

Medium term notes
Medium term notes are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 19 - Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
Subsequent to March 31, 2020, Brookfield Renewable completed the issuance of C$175 million ($124 million) Series 11 medium term notes and C$175 million ($124 million) Series 12 medium term notes. The medium term notes were issued as a re-opening on identical terms, other than issue date and the price to the public, to the 4.25% Series 11 medium term notes and the 3.38% Series 12 medium term notes that were issued in September 2018 and 2019, respectively.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate ("EURIBOR") and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-recourse borrowings in India consist of fixed interest rate debt. Non-recourse borrowings in China consist of floating interest rates of People's Bank of China ("PBOC").
The composition of non-recourse borrowings is presented in the following table:

	March 31, 2020				December 31, 2019
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings
Hydroelectric(1)	5.7	9	$6,178	$6,538	5.9	10	$6,616	$7,106
Wind	5.2	11	1,835	1,875	5.2	11	1,899	2,006
Solar	5.8	6	236	233	5.1	5	355	363
Storage & other	3.3	1	75	76	3.9	4	94	98
Total	5.6	9	$8,324	$8,722	5.7	10	$8,964	$9,573
Add: Unamortized premiums(2)			8				9
Less: Unamortized financing fees(2)			(63)				(69)
Less: Current portion			(580)				(685)
			$7,689				$8,219

(1)
Includes a lease liability of $329 million associated with a hydroelectric facility included in property, plant and equipment, at fair value, which is subject to revaluation. At the beginning of May, Brookfield Renewable exercised the buy out option related to this lease liability. Refer to Note 20 – Subsequent events.

(2)	Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
In March 2020, Brookfield Renewable completed a refinancing of COP 200 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 2.36% and matures in March 2027.
In March 2020, Brookfield Renewable completed a refinancing totaling INR 1,460 million ($20 million) associated with a solar portfolio in India. A portion of the loan bears interest at the applicable base rate plus a margin of 1.45% and the remaining portion bears a fixed rate of 9.75%. The loans mature between 2032 to 2037.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

9. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	March 31, 2020	December 31, 2019
Participating non-controlling interests – in operating subsidiaries	$7,760	$8,742
General partnership interest in a holding subsidiary held by Brookfield	60	68
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,923	3,315
Preferred equity	551	597
	$11,294	$12,722

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2018	$900	$1,929	$2,469	$—	$276	$124	$2,212	$15	$204	$8,129
Net income (loss)	—	(13)	73	6	19	17	154	1	5	262
OCI	46	134	330	(3)	61	(41)	266	2	—	795
Capital contributions	—	—	2	159	268	—	—	(2)	3	430
Disposal	—	(87)	—	—	—	—	—	—	(85)	(172)
Distributions	(24)	(120)	(274)	—	(1)	(11)	(259)	(1)	(16)	(706)
Other	—	8	(3)	1	(5)	—	2	(2)	3	4
As at December 31, 2019	$922	$1,851	$2,597	$163	$618	$89	$2,375	$13	$114	$8,742
Net income (loss)	—	(1)	14	4	9	7	41	—	9	83
OCI	(32)	(90)	(327)	4	(46)	—	(470)	(3)	(17)	(981)
Capital contributions	—	—	1	13	(6)	—	—	—	—	8
Distributions	(2)	(12)	(26)	—	—	—	(34)	—	(3)	(77)
Other	—	—	(16)	1	(1)	—	1	—	—	(15)
As at March 31, 2020	$888	$1,748	$2,243	$185	$574	$96	$1,913	$10	$103	$7,760
Interests held by third parties	75%-80%	43%-60%	23%-71%	75%	50%	25%	53%	0.4%	20%-50%

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield
Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.
As at March 31, 2020, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2019: 2,651,506) and 129,658,623 (December 31, 2019: 129,658,623), respectively.
Distributions
The composition of the distributions for the three months ended March 31 is presented in the following table:

(MILLIONS)	2020	2019
General partnership interest in a holding subsidiary held by Brookfield	$1	$2
Incentive distribution	16	13
	17	15
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	72	68
	$89	$83
Preferred equity
Brookfield Renewable`s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the three months ended March 31		Carrying value as at

				2020	2019	March 31, 2020	December 31, 2019
Series 1 (C$136)	5.45	3.36	Apr 2020	$1	$1	$97	$105
Series 2 (C$113)(1)	4.51	4.20	Apr 2020	1	1	79	86
Series 3 (C$249)	9.96	4.40	Jul 2019	2	2	177	192
Series 5 (C$103)	4.11	5.00	Apr 2018	1	1	73	79
Series 6 (C$175)	7.00	5.00	Jul 2018	2	1	124	135
	31.04			$7	$6	$550	$597

(1)	Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2020, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2019, Brookfield Renewable entered into a normal course issuer bid in connection with the outstanding Class A Preference Shares for another year to July 8, 2020, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the three months ended March 31, 2020.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

10. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the three months ended March 31		Carrying value as at
				2020	2019	March 31, 2020	December 31, 2019
Series 5 (C$72)	2.89	5.59	Apr 2018	$1	$1	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 2021	2	2	128	128
Series 9 (C$200)	8.00	5.75	Jul 2021	2	2	147	147
Series 11 (C$250)	10.00	5.00	Apr 2022	2	2	187	187
Series 13 (C$250)	10.00	5.00	Apr 2023	2	2	196	196
Series 15 (C$175)	7.00	5.75	Apr 2024	2	1	126	126
Series 17 ($200)	8.00	5.25	Mar 2025	$1	$—	$195	$—
	52.89			$12	$10	$1,028	$833
On February 24, 2020, Brookfield Renewable issued 8,000,000 Class A Preferred Limited Partnership Units, Series 17 (the “Series 17 Preferred Units”) at a price of $25 per unit for gross proceeds of $200 million. Brookfield Renewable incurred $5 million in related transaction costs inclusive of fees paid to underwriters. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.
As at March 31, 2020, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
In July 2019, Brookfield Renewable commenced a normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Repurchases were authorized to commence on July 9, 2019 and will terminate on July 8, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date.
11. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at March 31, 2020, 179,016,978 LP Units were outstanding (December 31, 2019: 178,977,800 LP Units) including 56,068,944 LP Units (December 31, 2019: 56,068,944 LP Units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three months ended March 31, 2020, 39,178 LP Units (2019: 50,499 LP Units) were issued under the distribution reinvestment plan at a total cost of $1 million (2019: $2 million).
As at March 31, 2020, Brookfield Asset Management’s direct and indirect interest of 185,727,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.
On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at March 31, 2020.
In December 2019, Brookfield Renewable commenced a normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 11, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the three months ended March 31, 2020 and 2019.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

Distributions
The composition of the limited partners' equity distributions for the three months ended March 31 is presented in the following table:

(MILLIONS)	2020	2019
Brookfield	$31	$29
External LP Unitholders	68	64
	$99	$93
In January 2020, Unitholder distributions were increased to $2.17 per LP Unit on an annualized basis, an increase of $0.11 per LP Unit, which took effect with the distribution payable in March 2020.
12. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the three months ended March 31, 2020:

(MILLIONS)
Opening balance	$1,889
Acquisition	12
Share of net income (loss)	(16)
Share of other comprehensive income	(23)
Dividends received	(28)
Foreign exchange translation and other	(43)
Ending balance	$1,791
The following table summarizes gross revenues and net income of equity-accounted investments in aggregate:

(MILLIONS)	2020	2019
Revenue	$384	$359
Net income	(72)	110
Share of net income (loss)(1)	(16)	32

(1)	Brookfield Renewable's ownership interest in these entities ranges from 14% to 50%.
The following table summarizes gross assets and liabilities of equity-accounted investments in aggregate at 100% to Brookfield Renewable:

(MILLIONS)	March 31, 2020	December 31, 2019
Current assets	$1,110	$1,102
Property, plant and equipment	16,864	16,256
Other assets	657	571
Current liabilities	1,412	1,279
Non-recourse borrowings	7,908	7,365
Other liabilities	3,016	2,580

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

13. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	March 31, 2020	December 31, 2019
Cash	$268	$103
Short-term deposits	26	12
	$294	$115
14. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	March 31, 2020	December 31, 2019
Operations	$122	$87
Credit obligations	101	69
Development projects	11	17
Total	234	173
Less: non-current	(15)	(19)
Current	$219	$154
15. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	March 31, 2020	December 31, 2019
Trade receivables	$361	$406
Prepaids and other	96	119
Other short-term receivables	133	142
Current portion of contract asset	55	51
	$645	$718
Brookfield Renewable receives payment monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
16.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	March 31, 2020	December 31, 2019
Operating accrued liabilities	$180	$237
Accounts payable	66	111
Interest payable on borrowings	83	73
Deferred consideration	40	60
LP Unitholders distributions, preferred limited partnership unit distributions and preferred dividends payable(1)	34	33
Current portion of lease liabilities	15	15
Other	112	61
	$530	$590

(1)	Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

17. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
Together with institutional partners, Brookfield Renewable is committed to invest C$400 million in TransAlta's convertible securities in October 2020. We also agreed, subject to certain terms and conditions, to maintain an ownership of TransAlta common shares to 9% up to a price ceiling.
Brookfield Renewable, alongside institutional partners, entered into a commitment to invest approximately $37 million to acquire a 150 MW solar development portfolio in Brazil. The transaction is expected to close in the second quarter of 2020, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 8 – Borrowings.
Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, the Brookfield Infrastructure Fund III, and the Brookfield Infrastructure Fund IV. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	March 31, 2020	December 31, 2019
Brookfield Renewable along with institutional investors	$49	$50
Brookfield Renewable's subsidiaries	268	286
	$317	$336
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

18. RELATED PARTY TRANSACTIONS
Brookfield Renewable`s related party transactions are recorded at the exchange amount. Brookfield Renewable`s related party transactions are primarily with Brookfield Asset Management.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2020 and the interest rate applicable on the draws is LIBOR plus up to 2%. During the current period there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were no funds placed on deposit with Brookfield Renewable in the first quarter of 2020 (2019: $600 million, of which $245 million was repaid during the period). There was no interest expense on the Brookfield Asset Management revolving credit facility or deposit for the three months ended March 31, 2020 (2019: $3 million).
The following table reflects the related party agreements and transactions for the three months ended March 31 in the interim consolidated statements of income:

(MILLIONS)	2020	2019
Revenues
Power purchase and revenue agreements	$96	$159
Wind levelization agreement	—	1
	$96	$160
Direct operating costs
Energy purchases	$—	$(3)
Energy marketing fee	—	(6)
Insurance services(1)	(6)	(7)
	$(6)	$(16)
Interest expense
Borrowings	$—	$(3)
Contract balance accretion	(4)	(2)
	$(4)	$(5)
Management service costs	$(31)	$(21)

(1)
Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three months ended March 31, 2020 were less than $1 million (2019: less than $1 million).

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

19.  SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Holding Entities(1)(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at March 31, 2020
Current assets	$34	$377	$1,690	$116	$3,275	$(3,928)	$1,564
Long-term assets	5,079	232	2	23,125	31,363	(28,702)	31,099
Current liabilities	39	6	19	3,841	1,612	(3,928)	1,589
Long-term liabilities	—	—	1,664	241	13,446	(634)	14,717
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	7,760	—	7,760
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,923	—	—	2,923
Preferred equity	—	551	—	—	—	—	551
Preferred limited partners' equity	1,028	—	—	1,039	—	(1,039)	1,028
As at December 31, 2019
Current assets	$32	$408	$1,832	$133	$3,230	$(4,161)	$1,474
Long-term assets	5,428	251	2	25,068	34,500	(31,032)	34,217
Current liabilities	40	7	24	3,918	1,852	(4,163)	1,678
Long-term liabilities	—	—	1,801	300	14,440	(659)	15,882
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	8,742	—	8,742
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	3,315	—	—	3,315
Preferred equity	—	597	—	—	—	—	597
Preferred limited partners' equity	833	—	—	844	—	(844)	833

(1)	Includes investments in subsidiaries under the equity method.

(2)	Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings Limited, together the "Holding Entities".

(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Holding Entities(1)(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended March 31, 2020
Revenues	$—	$—	$—	$—	$792	$—	$792
Net income (loss)	22	—	—	(63)	332	(171)	120
Three months ended March 31, 2019
Revenues	$—	$—	$—	$(1)	$826	$—	$825
Net income (loss)	35	—	2	11	332	(227)	153

(1)	Includes investments in subsidiaries under the equity method.

(2)	Includes the Holding Entities.

(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 8 – Borrowings for additional details regarding the medium-term borrowings issued by Finco. See Note 9 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
20. SUBSEQUENT EVENTS
At the beginning of May, Brookfield Renewable exercised the option to buy out the lease on its 192 MW hydroelectric facility in Louisiana for $560 million ($420 million net to Brookfield Renewable). The transaction is expected to close in 2020.

Brookfield Renewable Partners L.P.	Interim Report	March 31, 2020

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.`s Service Provider,
BRP Energy Group L.P.
Sachin Shah
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Eleazar de Carvalho Filho
Nancy Dorn
David Mann
Lou Maroun
Patricia Zuccotti
Stephen Westwell
Exchange Listing
NYSE: BEP (LP Units)
TSX:    BEP.UN (LP Units)
TSX:    BEP.PR.E (Preferred LP Units - Series 5)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.I (Preferred LP Units - Series 9)
TSX:    BEP.PR.K (Preferred LP Units - Series 11)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BEP.PR.O (Preferred LP Units - Series 15)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2019 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 369-2616 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN